



SECURI̶ ̶ ̶ ̶ ̶MISSION

04017054

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 12769

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1, 2003_ AND ENDING _December 31, 2003_

MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Pyramid Funds Corporation_

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_21 Everett Road Ext._

(No. and Street)

_Albany, New York 12205_

(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_Scott, Stackrow & Co., CPA's, P.C._

(Name – _if individual, state last, first, middle name_)

_314 Hoosick Street, Troy , New York 12180_

(Address)                    (City)                    (State)                    (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _Joseph Biondo, II_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Pyramid Funds Corporation_ , as of _December 31_ , _2003_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_Signature_

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID FUNDS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**SCOTT, STACKROW & CO., P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2003 AND 2002

**SCOTT, STACKROW & CO., P.C.**
CERTIFIED PUBLIC ACCOUNTANTS



# SCOTT, STACKROW & CO., P.C.

## CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com



## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

We have audited the accompanying balance sheets of Pyramid Funds Corporation as of December 31, 2003 and 2002, and the related statements of income and comprehensive income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Scott, Stackrow & Co. CPA's, P.C.*

Troy, New York
February 24, 2004
and May 5, 2004

Page 1

## LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2003 | 2002 |
|---|---|---|
| **Current Liabilities** | | |
| Accounts payable | $ 16,401 | $ 14,594 |
| Accrued payroll | 8,251 | 7,967 |
| Profit sharing payable | 20,517 | - |
| Other current liabilities | 13,154 | - |
| **Total Current Liabilities** | 58,323 | 22,561 |
| | | |
| **Other Liabilities** | | |
| Officer loan payable | 24,803 | - |
| | | |
| **Total Liabilities** | 83,126 | 22,561 |
| | | |
| **Stockholders' Equity** | | |
| Common stock - no par value, 200 shares authorized | | |
| 56.66 shares issued and outstanding | 5,000 | 5,000 |
| Retained earnings | 284,396 | 380,227 |
| Unrealized gain (loss) on marketable equity securities | 29,512 | (884) |
| Less: Treasury Stock, 53.34 shares at cost | (10,510) | (10,510) |
| **Total Stockholders' Equity** | 308,398 | 373,833 |

|  | 2003 | 2002 |
|---|---|---|
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 391,524 | $ 396,394 |

The accompanying notes are an integral part of these financial statements.                    Page 2



SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

## PYRAMID FUNDS CORPORATION
## STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

|  | 2003 | 2002 |
|---|---|---|
| **Income** |  |  |
| Commission income | $ 669,071 | $ 678,665 |
| Interest and dividends | 2,021 | 4,196 |
| Gain (loss) on sale of marketable securities | - | 158,319 |
| Management fee income | 80,000 | 12,000 |
| **Total Income** | 751,092 | 853,180 |
| **Operating Expenses** |  |  |
| Payroll expense | 172,638 | 166,327 |
| Payroll expense - officers | 144,400 | 104,800 |
| Payroll tax expense | 28,675 | 22,168 |
| Commissions | 130,421 | 202,036 |
| Group medical/dental | 44,811 | 44,423 |
| Profit sharing plan | 20,517 | - |
| Office | 48,669 | 38,698 |
| Meals and entertainment | 9,090 | 23,986 |
| Travel promotion | 30,188 | 42,158 |
| Vehicle expense | 23,387 | 17,723 |
| Professional fees | 12,525 | 9,461 |
| Utilities and telephone | 9,989 | 9,351 |
| Interest expense | 3,853 | 3,340 |
| Advertising | 667 | 449 |
| Rent | 12,000 | 12,000 |
| Depreciation | 2,009 | 1,452 |
| Insurance | 6,515 | 2,169 |
| Donations | 1,420 | 414 |
| Dues and subscriptions | 2,508 | 348 |
| Assessment and training fees | 5,650 | 3,954 |
| Miscellaneous | 15,875 | 666 |
| **Total Operating Expenses** | 725,807 | 705,923 |
| **Net Income Before Provision for Taxes** | 25,285 | 147,257 |
| **Income Tax Expense** | 393 | - |
| **Net Income** | 24,892 | 147,257 |
| **Other Comprehensive Income** |  |  |
| Unrealized gain (loss) on available for sale securities, net of reclassification adjustment for gain included in net income | 30,396 | (152,719) |
| **Comprehensive Income** | $ 55,288 | $ (5,462) |
| **Accumulated Comprehensive Income, beginning** | $ (884) | $ 151,835 |
| **Other Comprehensive Income** | 30,396 | 5,600 |
| **Less: Reclassification adjustment for gain included in net income** | - | (158,319) |
| **Accumulated Comprehensive Income (Loss) ending** | $ 29,512 | $ (884) |

The accompanying notes are an integral part of these financial statements. Page 3

## SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

# PYRAMID FUNDS CORPORATION
## STATEMENTS OF CHANGES IN RETAINED EARNINGS
## FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

|                                 | 2003        | 2002        |
|---------------------------------|-------------|-------------|
| Retained Earnings, beginning    | $ 380,227   | $ 271,627   |
| Net Income                      | 24,892      | 147,257     |
| Shareholder distribution        | (120,723)   | (38,657)    |
| Retained Earnings, ending       | $ 284,396   | $ 380,227   |

The accompanying notes are an integral part of these financial statements.

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

## PYRAMID FUNDS CORPORATION
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

|  | 2003 | 2002 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net income | $ 24,892 | $ 147,257 |
| Adjustments to reconcile net income to net | | |
| cash provided by operating activities: | | |
| Depreciation | 2,009 | 1,452 |
| (Gain) loss on sale of marketable securities | - | (158,319) |
| (Increase) decrease in: | | |
| Accounts receivable | (10,274) | 32,518 |
| Prepaid expenses | 560 | 186 |
| Prepaid income taxes | 393 | - |
| Increase (decrease) in: | | |
| Accounts payable | 1,807 | 3,065 |
| Accrued payroll | 284 | 1,194 |
| Other current liabilities | 33,671 | - |
| **Net Cash Provided by Operating Activities** | 53,342 | 27,353 |
| | | |
| **Cash Flows From Investing Activities** | | |
| Purchase of marketable securities | (37,784) | (103,171) |
| Proceeds from sale of marketable securities | - | 258,319 |
| Purcase of fixed assets | (54,465) | - |
| Loan receivable | 6,079 | (38,383) |
| **Net Cash Provided (Used) by Investing Activities** | (86,170) | 116,765 |
| | | |
| **Cash Flows From Financing Activities** | | |
| Proceeds from shareholder loan | 48,403 | - |
| Shareholder distribution | (126,523) | (38,657) |
| **Net Cash Used by Financing Activities** | (78,120) | (38,657) |
| | | |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (110,948) | 105,461 |
| | | |
| **Cash and Cash Equivalents, January 1,** | 112,650 | 7,189 |
| | | |
| **Cash and Cash Equivalents, December 31,** | $ 1,702 | $ 112,650 |
| | | |
| **Supplemental Disclosures of Cash Flow Information** | | |
| Cash paid during the year for: | | |
| Interest | $ 1,089 | $ 3,340 |
| Taxes | - | - |

The accompanying notes are an integral part of these financial statements.          Page 5



**SCOTT, STACKROW & CO., P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pyramid Funds Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### Business Activity

The Company provides brokerage services for mutual funds and annuities from its location in Albany, New York.

### Marketable Equity Securities

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the stockholders' equity section of the balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

### Income Taxes

The Company reports income for tax purposes on the cash basis.

The Company has elected, effective January 1, 1996, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the shareholders are liable for Federal and State income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability except New York minimum franchise tax has been included in the financial statements.

### Depreciation

Depreciation expense related to furniture, equipment and improvements is calculated using straight line and accelerated methods over their estimated useful lives.

### Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.



## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Property and Equipment

Property and Equipment are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs and minor replacements are expended as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation or amortization is removed from the accounts and resulting gains or losses are included in income.

### Cash Equivalents

The Company considers all cash on hand and in banks, including in book overdraft positions, certificates of deposits and other highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

### Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

### Compensated Absences

Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when paid to employees.

Page 7



SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

## NOTE 2 – RELATED PARTY TRANSACTIONS

Various amounts have been advanced to/from the Company's officers and other businesses owned by the shareholders. There is no set repayment schedule and interest has been provided at various rates. The net amount due from officers and other businesses at December 31, 2003 and December 31, 2002 is $20,439 and $69,121, respectively.

The Company rents its facility on a month to month basis from a corporation owned by shareholders of the Company. Rent paid for 2003 and 2002 is $12,000 and $12,000, respectively.

The Company received management fees income from a company owned by the shareholders. Income for 2003 and 2002 are $80,000 and $12,000, respectively.

## NOTE 3 – MARKETABLE EQUITY SECURITIES

Investments classified as available for sale are carried at the fair value and consist of the following at December 31, 2003:

|  | Cost | Market |
|---|---|---|
| 275 shares - Corinthian Colleges, Inc. | $ 17,721 | $ 15,265 |
| 1,977.821 shares - ASAF Marsico Capital Growth Fund | 20,018 | 26,186 |
| 3006.741 shares - SunAmerica Focused Large-Value A | 35,062 | 45,251 |
| 473.485 shares Sun America Focused 2000 CIA | 5,000 | 7,118 |
| 1,000 shares - Walt Disney Co. (Dis.) | 17,511 | 23,330 |
| 1,000 shares - General Electric Co. (GE) | 23,991 | 30,980 |
| 250 shares - Intl Business Machs (IBM) | 19,808 | 23,170 |
| 500 shares - Weight Watchers Intl Inc. (WTW) | 21,862 | 19,185 |
| Total | $ 160,973 | $ 190,485 |

## NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2003:

|  | Cost | Accumulated Depreciation | Book Value |
|---|---|---|---|
| Furniture and fixtures | $ 31,207 | $ 29,482 | $ 1,725 |
| Equipment | 30,244 | 23,350 | 6,894 |
| Leasehold improvements | 17,514 | 15,841 | 1,673 |
| Vehicles | 48,403 | 158 | 48,245 |
| Total | $ 127,368 | $ 68,831 | $ 58,537 |

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

## NOTE 5 - GUARANTEES

The company, along with its shareholders, are guarantors of a line of credit that a related company has with a local bank. The line of credit has a balance of $0 at December 31, 2003. The line of credit has a $60,000 limit, matures on June 1, 2004, and carries interest at prime rate.

## NOTE 6 – COMMITMENTS

The Company rents its office facility on a month to month basis. Total rents paid for the facility during 2003 and 2002 were $12,000 and $12,000, respectively. See Note 2.

## NOTE 7- CORRECTION OF ERROR

Comprehensive income in 2002 has been restated to reflect the reclassification adjustment for the portion of the gain on sale of securities that was included in net income during the year ended December 31, 2002, after having been included in comprehensive income in prior years.

The effect of the correction is to reduce other comprehensive income for the year ended December 31, 2002 by $158,319, and to reduce comprehensive income for the year ended December 31, 2002 by $158,319.

This change has no effect on net income as previously presented.

## NOTE 8 - RECLASSIFICATION OF FINANCIAL PRESENTATION

Certain reclassifications have been made to the December 31, 2002 financial statements to conform with the December 31, 2003 presentation. Such reclassifications have had no effect on net income as previously reported.

## NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees who have one year of service and who are 21 years of age. Contributions are determined annually by the board of directors and may range from 0.00% - 15.0%. Contributions for the years ended December 31, 2003 and 2002 are $20,517 and $0 respectively.


SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

# SCOTT, STACKROW & CO., P.C.

## CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA

314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com



To the Board of Directors
Pyramid Funds Corporation
Albany, New York

Our report on our audit of the basic financial statements of Pyramid Funds Corporation for 2003 and 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Scott, Stackrow & Co. CPA's, P.C.*

Troy, New York
February 24, 2004
and May 5, 2004

Page 10

ADDITIONAL INFORMATION

**PYRAMID FUNDS CORPORATION**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2003**

## ASSETS

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 1,702 |
| Accounts receivable | | 88,495 |
| Investments - Marketable securities, at market value | | 190,485 |
| Prepaid expenses | | 6,547 |
| Prepaid income taxes | | 516 |
| Loans receivable | | 45,242 |
| Property and equipment, net of depreciation | | 58,537 |
| **TOTAL ASSETS** | $ | 391,524 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable | $ | 16,401 |
| Accrued payroll | | 8,251 |
| Other current liabilities | | 33,671 |
| Officer loan payable | | 24,803 |
| **Total Liabilities** | | 83,126 |

**Stockholders' Equity**

| | |
|---|---:|
| Common stock | 5,000 |
| Retained earnings | 313,908 |
| **Total** | 318,908 |
| Less: Treasury stock | ( 10,510 ) |
| **Total Stockholders' Equity** | 308,398 |

| | | |
|---|---|---:|
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 391,524 |

## PYRAMID FUNDS CORPORATION
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2003

**Revenues**

| | |
|---|---:|
| Commissions | $ 669,071 |
| Interest and dividends | 2,021 |
| Mangement fee income | 80,000 |
| Gain - unrealized on firm securities investment account | 30,396 |
| **Total Revenues** | 781,488 |

**Operating Expenses**

| | |
|---|---:|
| Payroll | 348,001 |
| Commissions | 130,921 |
| Other expenses | 247,278 |
| **Total Expenses** | 726,200 |

| | |
|---|---:|
| **Net Income** | $ 55,288 |

# PYRAMID FUNDS CORPORATION
## COMPUTATION OF NET CAPITAL
### DECEMBER 31, 2003

| | |
|---|---:|
| Total ownership equity from statement of financial condition | $ 308,398 |
| Total non allowable | ( 179,489 ) |
| Net capital before haircuts on securities positions | 128,909 |
| Haircuts on trading securities | ( 35,720 ) |
| Net Capital | $ 93,189 |

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

## PYRAMID FUNDS CORPORATION
## RECONCILIATION OF NET CAPITAL
## DECEMBER 31, 2003

| | Capital Stock | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|
| **STOCKHOLDERS' EQUITY** | | | | |
| **Balance, Janaury 1, 2003** | $ 5,000 | $ 379,343 | ( $ 10,510 ) | $ 373,833 |
| **Add:** Net income | 0 | 55,288 | 0 | 55,288 |
| **Less:** Shareholder distribution | 0 | ( 120,723 ) | 0 | ( 120,723 ) |
| **Balance, December 31, 2003** | $ 5,000 | $ 313,908 | ( $ 10,510 ) | $ 308,398 |
| **NET CAPITAL COMPUTATION** | | | | |
| **Balance, December 31, 2003 (above)** | $ 5,000 | $ 313,908 | ( $ 10,510 ) | $ 308,398 |
| **Less: Non-allowable Equity:** | | | | |
| Accounts receivable | 0 | ( 68,647 ) | 0 | ( 68,647 ) |
| Fixed assets, net | 0 | ( 58,537 ) | 0 | ( 58,537 ) |
| Deferred loans receivable | 0 | ( 45,242 ) | 0 | ( 45,242 ) |
| Other assets | 0 | ( 7,063 ) | 0 | ( 7,063 ) |
| **Qualified Equity** | 5,000 | 134,419 | ( 10,510 ) | 128,909 |
| **Less: Haircut on trading securities:** | | | | |
| **Investments at market value:** | | | | |
| Common Stocks (111,930x15%) | 0 | ( 16,790 ) | 0 | ( 16,790 ) |
| Mutual Funds (78,554 x 15%) | 0 | ( 11,783 ) | 0 | ( 11,783 ) |
| Money Market (1,321 x 2%) | 0 | ( 26 ) | 0 | ( 26 ) |
| Undue Concentration | 0 | ( 7,121 ) | 0 | ( 7,121 ) |
| | $ 5,000 | $ 98,699 | ( $ 10,510 ) | $ 93,189 |

PYRAMID FUNDS CORORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2003

Minimum net capital requirement (6 2/3% of $83,126)                  $      5,545

Minimum dollar net capital requirement
of reporting broker or dealer and
minimum net capital requirement                                             25,000

                    Net Capital Requirement                          $     25,000

Excess net capital                                                   $     68,184

Excess net capital at 1000%                                          $     77,022

Computation of Aggregate Indebtedness

Total Liabilities                                                    $     83,126

Percentage of aggregate indebtedness to
net capital $83,126/$93,189                                                 0.8920

PYRAMID FUNDS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

| | |
|---|---:|
| Balance, beginning of year | $ 373,833 |
| Net Income | 55,288 |
| Shareholder distribution | ( 120,723 ) |
| Balance, end of year | $ 308,398 |

**SCOTT, STACKROW &CO., P.C.**
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION
STATEMENT OF CASH FLOWS WITH SECURITY
 INVESTMENTS STATED AT MARKET VALUE
FOR THE YEAR ENDED DECEMBER 31, 2003

**Cash Flows From Operating Activities**

| | |
|---|---:|
| Net income | $ 55,288 |
| Non Cash items included in net income | |
| Depreciation | 2,009 |
| Gain on sale of marketable securities | ( 30,396 ) |
| (Increase) decrease in receivables/prepaid expenses | ( 9,321 ) |
| Increase (decrease) in payables | 35,762 |
| **Net Cash Provided by Operating Activities** | 53,342 |

**Cash Flows From Investing Activities**

| | |
|---|---:|
| Purchase of marketable securities | ( 37,784 ) |
| Purchase of fixed assets | ( 54,465 ) |
| Increase in loan receivable | 6,079 |
| *Net Cash Provided by Investing Activities* | ( 86,170 ) |

**Cash Flows From Financing Activities**

| | |
|---|---:|
| Proceeds from shareholder loan | 48,403 |
| Shareholder distributions | ( 126,523 ) |
| **Net Cash Used by Financing Activities** | ( 78,120 ) |
| **Net Decrease in cash and cash equivalents** | ( 110,948 ) |
| Cash and cash equivalents, January 1, 2003 | 112,650 |
| Cash and cash equivalents, December 31, 2003 | $ 1,702 |

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATIONS
NOTES TO FORM X-17A-5 (FOCUS REPORT)
DECEMBER 31, 2003

## NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by Pyramid Funds Corporation for the period ending December 31, 2003 was compared with the audited report at December 31, 2003. Differences resulted from year end adjusting entries.

Pursuant to provisions of Section O of the Securities Investors Act of 1970, as amended, Pyramid Fund Corporation has, as its collection agent the National Association of Security Dealers, Inc., and has a certificate of exclusion from the membership (Form S.I.P.C.-3). It is our opinion that the filing of Form S.I.P.C.-3 on January 2, 1980, is a continuous election and Pyramid Funds Corporation, in regard to its 2003 operation, continued to operate in accordance with its exclusive under section 3(a) 2 of the Securities Investors Act of 1970.

## NOTE 1 - MARKETABLE SECURITIES

Investments are carried at market value as required by the National Association of Securities Dealers, Inc.

**Investments consist of the following:**

|  | Cost | Market Value |
|---|---|---|
| 275 shares - Corinthian College, Inc. | $ 17,721 | $ 15,265 |
| 1,977.821 shares ASAF Marsico Cap Growth Fund | 20,018 | 26,186 |
| 3,006.741 shares Sun America Focused Large Capital Fund - Value A | 35,062 | 45,251 |
| 473.485 shares Sun America Focused 2000 CLA | 5,000 | 7,118 |
| 1,000 shares Walt Disney Co. | 17,511 | 23,330 |
| 1,000 shares General Electric Co. | 23,991 | 30,980 |
| 250 shares Intl. Business Machs | 19,808 | 23,170 |
| 500 shares Weight Watchers Intl. Inc. | 21,862 | 19,185 |
| Total | $ 160,973 | $ 190,485 |

## NOTE 2 - RECONCILIATION OF ORIGINAL FOCUS REPORT FOR DECEMBER 31, 2003 TO AUDITED REPORT

The differences between the Focus report originally filed for the quarter ended December 31, 2003 and the audited Focus report are as follows:

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SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

## NOTE 2 RECONCILIATION OF ORIGINAL FOCUS REPORT (CONTINUED)

### ASSETS

| | Focus Report | Audited Finances | Variance | Explanation |
|---|---|---|---|---|
| Cash | $ 380 | $ 1,702 | $ 1,322 | Money Market reclassification |
| A/R | 89,445 | 88,495 | ( 950 ) | Adjustments to year-end |
| Securities | 191,805 | 190,485 | ( 1,320 ) | Money Market reclassification |
| Property | 53,635 | 58,537 | 4,902 | Year-end accrual and depreciation adjustment |
| Prepaid Expenses | 6,947 | 6,547 | ( 400 ) | Year-end adjustments |
| Prepaid Income Tax | 909 | 516 | ( 393 ) | Year-end adjustments |
| Loan receivable related company | 44,682 | 45,242 | 560 | Year-end adjustments |
| Negative loan receivable | 2,590 | 0 | ( 2,590 ) | Written-off |
| Officer loan receivable | 17,800 | 0 | ( 17,800 ) | Reclassified |
| **TOTAL ASSETS** | $ 408,193 | $ 391,524 | ( $ 16,669 ) | |

### LIABILITIES & EQUITY

| | Focus Report | Audited Finances | Variance | Explanation |
|---|---|---|---|---|
| Accounts Payable | $ 14,238 | 16,401 | 2,163 | Additional Accrual |
| Accrued Payroll | 8,251 | 8,251 | 0 | |
| Profit Sharing Payable | 0 | 20,517 | 20,517 | Additional Accrual |
| Other current liabilities | 10,362 | 13,154 | 2,792 | Payroll Tax Accrual |
| Officer Loan Payable | 48,403 | 24,803 | ( 23,600 ) | Reclassification & Adjustment |
| Total Liabilities | 81,254 | 83,126 | 1,872 | |
| Prior Retained Earnings | 379,343 | 379,343 | 0 | |
| Profit & Loss | 79,629 | 55,288 | ( 24,341 ) | Net Profit & Loss effect of Adjusted Journal Entries |
| Distributions | ( 126,523 ) | ( 120,723 ) | 5,800 | Adjusted Journal Entries to reclassify distribution to loan for tax purposes |
| Total Retained Earnings | 332,449 | 313,908 | ( 18,541 ) | |
| Common Stock | 5,000 | 5,000 | 0 | |
| Treasury Stock | ( 10,510 ) | ( 10,510 ) | 0 | |
| Total Equity | 326,939 | 308,398 | ( 18,541 ) | |
| **TOTAL LIABILITIES AND EQUITY** | $ 408,193 | $ 391,524 | ( $ 16,669 ) | |

# SCOTT, STACKROW & CO., P.C.

### CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com



## INDEPENDENT AUDITOR'S REPORT
## ON INTERNAL ACCOUNTING CONTROL REQUIRED BY
## SEC RULE 17a-5

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

In planning and performing our audit of the financial statements and supplemental schedules of Pyramid Funds Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons

2.  Recordation of differences required by rule 17a-13

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott, Stackrow & Co. CPA's P.C

Troy, New York
February 24, 2004
and May 5, 2004

## SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS